Exhibit 3.138
ARTICLES OF INCORPORATION
OF ROCKCREEK, INC.
     ONE: The name of this corporation is ROCKCREEK, INC.
     TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.
     THREE: The name and address in this state of the corporation’s initial agent for service of process is CAROLYN THEIOS, 3356 N. Broadmoor, San Bernardino, CA 92404
     FOUR: The total number of shares which the corporation is authorized to issue is One Thousand (1,000).
     DATED: April 2, 1990
/s/CAROLYN THEIOS, Incorporator
I declare that I am the person who executed the above Articles of incorporation, and such instrument is my act and deed.
/s/CAROLYN THEIOS, Incorporator